UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Rejuvel Bio-Sciences, Inc.

(Name of Issuer)

Common Stock, Preferred Series A & C

(Title of Class of Securities)

759408107

(CUSIP Number)

Charles Scimeca/Coast To Coast Equity Group, Inc.
15800 Pines Blvd., Ste 3116
Pembroke Pines, Florida 33027

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

1/19/2017 - 04/30/17

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 759408107	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles J Scimeca/Coast To Coat Equity Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30.161% without conversion of Preferred Series A & C
	8.	SHARED VOTING POWER 30.161%
	9.	SOLE DISPOSITIVE POWER 30.161%
	10.	SHARED DISPOSITIVE POWER 30.161% common

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) [ ]
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    30.161% (based on 1,177,647,077  shares of the Issuer’s common stock outstanding as of May 24, 2017)

    33. 417% ( based on 3,938,919 shares of the issuer’s Preferred Series A outstanding as of May 24, 2017.)

    50.029% (based on  14,008,159 shares of the issuer’s Preferred Series C outstanding as of May 24, 2017)

14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 759408107	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement relates to the $0.001 par value common stock of Rejuvel Bio-Sciences, Inc. (the “Issuer”). The issuers principal executive offices are located at 15800 Pines Blvd., Suite 3116 Pembroke Pines, Florida, 33027.

Item 2.  Identity and Background.

(a)

This statement is being filed by Charles J Scimeca (the “Reporting Person”).

(b)

The business address of the Reporting Person is 15800 Pines Blvd., Suite 3116 Pembroke Pines, Florida, 33027.

(c)

The principal business of the Reporting Person is as the President , Secretary, Treasurer, and a Director of Issuer.

(d)

The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The Reporting Person is a citizen of the United States (Florida).

Item 3.  Source or Amount of Funds or Other Consideration.

On January 19, 2017, the Board of Directors issued 1,250,000 shares of Series A Preferred Stock to Mr. Scimeca, for entering that certain Employment Agreement with the Company and retirement  debt and deferred compensation. On April 30, 2017 , the Board of Directors issued 59,000 shares of Series A Preferred Stock to Mr. Scimeca for the company being in default of money relating to the Employment Agreement.

Item 4.  Purpose of Transaction.

The purpose of the transaction was to Compensate the Reporting Person for  forgives of debt and a default by company.

Item 5.  Interest in Securities of the Issuer.

(a)

As of the date hereof, the Reporting Person currently beneficially owns 355,190,881 shares of the Issuer’s common stock, which represent 30.161% of the Issuer’s issued and outstanding common stock (based on 1,177,647,077 shares of the Issuer’s common stock outstanding as of May 24, 2017) and 33. 417% ( based on 3,938,919 shares of the issuer’s Preferred Series A outstanding as of May 24, 2017 and 50.029% based on  14,008,159 shares of the issuer’s Preferred Series C outstanding as of May 24, 201

(b)

The Reporting Person exerts sole voting and dispositive control over the securities held by him and Coast To Coast Equity Group, Inc. an affiliate.

(c)

The Reporting Person has gifted 0 shares in the common stock, during the past sixty days.

(d)

To the best of the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of any class of shares of the Issuer reported in Item 5(a).

(e)

Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Except as described above, there are no contracts, agreements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

Not Applicable.

CUSIP No. 759408107	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Rejuvel Bio-Sciences, Inc.

/s/ Charles J. Scimeca Charles J. Scimeca

President, Secretary, Treasurer and Director

June 8, 2017